EXHIBIT 12.1
EURONET WORLDWIDE, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
(dollar amounts in thousands)	2014	2013	2014	2013
Pretax income before adjustment for income from unconsolidated subsidiaries	$47,772	$58,642	$98,655	$100,424
Add:
Fixed charges	5,071	5,646	13,124	16,101
Dividends received	—	—	—	326
Adjusted pretax income	$52,843	$64,288	$111,779	$116,851
Fixed charges:
Interest expense	$3,046	$2,938	$7,476	$8,372
Estimate of interest within rental expense	2,025	2,708	5,648	7,729
Total fixed charges	$5,071	$5,646	$13,124	$16,101
Ratio of earnings to fixed charges	10.4	11.4	8.5	7.3